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                               December 19, 2023

       Rui Fang
       Chief Executive Officer
       Yuanbao Inc.
       Building 2 No. 8 Beichen West Road
       Chaoyang District, Beijing, 100101
       The People's Republic of China

                                                        Re: Yuanbao Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
November 22, 2023
                                                            CIK No. 0001995520

       Dear Rui Fang:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page ii

   1. Please clarify here whether the VIE structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies. In this regard, we note your disclosure on page 48 that the VIE structure
has been adopted by many mainland China-based companies,
                                                        including you, to
obtain necessary licenses and permits in the industries that are currently subject to foreign
investment restrictions in mainland China.
   2. Your disclosure should address how recent statements and regulatory actions by China's government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, have or may impact the company's ability to conduct its business, accept
foreign investments or list on a U.S. or other foreign exchange.
 Rui Fang
FirstName LastNameRui Fang
Yuanbao Inc.
Comapany19,
December  NameYuanbao
              2023        Inc.
December
Page 2    19, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please discuss your dual-class stock structure, disclose that Class B shares will be entitled to 20 votes per share, and clarify whether your controlling shareholders or their affiliates beneficially own all of your Class B ordinary shares.
Cybersecurity Review, page 9

5. We note your disclosure that as a network platform operator who possesses personal information of more than one million users, you applied for and completed a cybersecurity review with respect to your proposed overseas listing pursuant to the Cybersecurity
         Review Measures. As it appears that cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the
         board   s role in overseeing your cybersecurity risk management, the manner in which the
         board administers this oversight function and any effect this has on
the board   s leadership
         structure.
Implication of Being a Controlled Company, page 12

6. Please discuss the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Also, discuss that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. Further, clarify whether you plan to
         rely on the    controlled company    exemptions from certain corporate
governance
         requirements. Finally, disclose the percentage of outstanding shares that Class B shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.
 Rui Fang
FirstName LastNameRui Fang
Yuanbao Inc.
Comapany19,
December  NameYuanbao
              2023        Inc.
December
Page 3    19, 2023 Page 3
FirstName LastName
Conventions that Apply to This Prospectus, page 13

7.       We note your disclosure that "China    or the    PRC    refers to the
People   s Republic of
         China, and only in the context of describing laws, regulations and other legal or tax matters of mainland China in this prospectus, excludes the Hong Kong Special
         Administrative Region, the Macau Special Administrative Region and the Taiwan
         Region. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to
         operations in Hong Kong and Macau.
8. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
Financial Information Relating to the VIE, page 18

9. Please revise your disclosure, here and on page F-14, to better describe the operating activities of the WFOE versus the operating activities of the VIE and VIEs subsidiaries. In doing so, please identify the revenue generating activities performed by the WFOE versus the VIE and VIEs subsidiaries as well as the types of expenses recognized by the WFOE versus the VIE and VIEs subsidiaries.
Risk Factors, page 22

10.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term
control    (including the
         terms    controlling,       controlled by,    and    under common
control with   ) means    the
         possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
We will be a "controlled company" as defined under the [NYSE/Nasdaq] corporate governance rules, page 70

11. Please reconcile your disclosure here that Mr. Rui Fang will own more than 50% of your
 Rui Fang
FirstName LastNameRui Fang
Yuanbao Inc.
Comapany19,
December  NameYuanbao
              2023        Inc.
December
Page 4    19, 2023 Page 4
FirstName LastName
         total voting power with your disclosure on page 171 that Mr. Fang currently maintains voting power over 40.4% of your outstanding ordinary shares. In this regard, please advise if it anticipated that Mr. Fang will increase his ownership percentage in connection with this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 93

12. Given the importance of retention/renewal of existing policies for future growth, please revise to provide a metric which identifies the number of policies which were renewed in the year following initial issuance.
Revenue, page 96

13. We note your disclosure on pages 96 and 100 that in order to facilitate offshore financing and listing, the company carried out a series of corporate restructuring activities in relation to knowledge sharing services. Please address the following:
             Revise your disclosure to clarify that the restructuring results in the company no longer operating the knowledge sharing business and only focusing on the insurance distribution business;
             Revise MD&A to provide the reader with specific detailed information which clearly addresses the operating results of both the insurance distribution business and the knowledge sharing business separately;
             Revise your discussion of liquidity and capital resources to address the liquidity and capital requirements for the insurance distribution business during the periods presented;
             Tell us how the disposition of the knowledge sharing business in interim 2023 will be reflected in the historical financial statements upon updating your financial statements (e.g., discontinued operations).
Revenue, page 99

14. We note your disclosure on page 92 that partnered insurance carriers issue insurance policies to individual insurance consumers and pay you commission fees based on a percentage of premiums that they achieve through policies facilitated by you. Please revise your disclosure here, or elsewhere, to disclose the range of commission fee percentage and the weighted average commission fee percentage for each period presented thereby allowing an investor to use this information along with the other key operating metrics disclosed on page 93 to better understand and evaluate fluctuations in insurance distribution revenue and any trends that could impact future earnings.
15. We note your disclosure on page 96 that revenue derived from the provision of insurance distribution and services primarily consists of commissions received from partnered insurance carriers, which are determined based on a percentage of premiums paid by the policyholder, and the fees received from insurance carriers for different types of services
 Rui Fang
FirstName LastNameRui Fang
Yuanbao Inc.
Comapany19,
December  NameYuanbao
              2023        Inc.
December
Page 5    19, 2023 Page 5
FirstName LastName
         such as technical advisory services, full service consumer cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. In order to better understand and evaluate the different components and key drivers of these revenue streams, please revise your disclosure throughout the filing, as applicable, to separately quantify and discuss revenue associated with commissions received from partnered insurance carriers versus service fees.
16. We note your disclosure on page 100 that the increase in insurance distribution and services revenue is partially attributable to more diversified offerings of insurance products. Please revise your disclosure, here or elsewhere, to quantify and describe the different product offerings available in each period presented in order to allow an investor to better understand and evaluate how the overall size and mix of product offerings impacts this revenue stream and any trends that could impact future earnings. In addition, please address whether these additional offerings of insurance products are being provided across the board or whether the additional offerings are associated with a limited number of select insurance carriers.
17. We note your disclosure on page 100 that the increase in insurance distribution and services revenue is partially attributable to more services provided to insurance carriers.
         Please revise your disclosure, here or elsewhere, to quantify and better describe the different services provided for each period presented accompanied by a discussion of how the overall size and mix of services provided impacted this revenue stream in the periods presented and any trends that could impact future earnings. Please also address whether these additional services are being provided across the board or whether the additional services are associated with a limited number of select insurance carriers.
18. We note your disclosure on page 100 that the increase in revenue generated from knowledge sharing services was primarily due to the expansion of the subscriber base of your knowledge sharing services. Please revise your disclosure, here or elsewhere, to quantify the number of subscribers for each period presented so investors can better understand and evaluate the underling reasons for the fluctuation. In addition, please enhance this disclosure to discuss the corporate restructuring activities that will result in the company no longer operating the knowledge sharing business and only focusing on the insurance distribution business.
Operating Costs and Expenses, page 100

19. We note your disclosure that selling and marketing expenses as a percentage of total revenue decreased significantly from 134.2% in 2021 to 69.2% in 2022, demonstrating your enhanced capabilities to leverage technology to improve your consumer acquisition efficiency. Please revise to discuss, in more detail, the specific efforts undertaken by the company to improve the effectiveness of consumer acquisition which resulted in the decrease in these expenses as a percentage of total revenue and whether this represents a trend that will impact future earnings. Please also revise to disclose the nature of the online borrower acquisition expenses incurred and how these costs are determined in each
 Rui Fang
FirstName LastNameRui Fang
Yuanbao Inc.
Comapany19,
December  NameYuanbao
              2023        Inc.
December
Page 6    19, 2023 Page 6
FirstName LastName
         period presented, the reasons for the declines in the online borrower acquisition costs incurred, and any other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.
20. Please revise to disclose and provide a discussion of each of the different expense
         components which encompass    operations and support   ,    research
and development    and
            general and administrative expenses    for each of the periods
presented.
Description of Share Capital, page 175

21. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
22. We note that your forum selection provision on page 179 identifies the United States
         District Court for the Southern District of New York (or, if the United States District
         Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum for certain litigation, including any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
         If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also add a risk factor to discuss that the exclusive forum provision may increase costs to bring a claim and that these provisions can discourage claims or limit
investors    ability to
         bring a claim in a judicial forum that they find favorable.
General

23. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.
 Rui Fang
Yuanbao Inc.
December 19, 2023
Page 7
24. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRui Fang                                     Sincerely,
Comapany NameYuanbao Inc.
                                                               Division of
Corporation Finance
December 19, 2023 Page 7                                       Office of
Finance
FirstName LastName